APPENDIX A:
INVESTMENT RISKS

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in J.K. Williams Distilling's management or vote on and/or influence any managerial decisions regarding J.K. Williams Distilling. Furthermore, if the founders or other key personnel of J.K. Williams Distilling were to leave J.K. Williams Distilling or become unable to work, J.K. Williams Distilling (and your investment) could suffer substantially.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If J.K. Williams Distilling needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

CHANGES IN ECONOMIC CONDITIONS COULD HURT J.K. WILLIAMS DISTILLING

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect J.K. Williams Distilling's financial performance or ability to continue to operate. In the event J.K. Williams Distilling ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

LIMITED OPERATING HISTORY

J.K. Williams Distilling is a newly established entity and has no history for prospective investors to consider.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of J.K. Williams Distilling to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. J.K. Williams Distilling competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from J.K. Williams Distilling's core business or the inability to compete successfully against the with other competitors could negatively affect J.K. Williams Distilling's financial performance.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of J.K. Williams Distilling to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.